UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TScan Therapeutics, Inc.
(Name of Issuer)

Voting Common Stock, $0.0001 par value per share
(Title of Class of Securities)

89854M101
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

CUSIP No. 89854M101	Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS
K2 HealthVentures Equity Trust LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,588,034 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,588,034 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,588,034 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.985% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) See Items 2 and 4

CUSIP No. 89854M101	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS
Parag Shah

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,588,034 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,588,034 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,588,034 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.985% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, IN

(1) See Items 2 and 4

CUSIP No. 89854M101	Page 4 of 9 Pages
1	NAMES OF REPORTING PERSONS
Anup Arora

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,588,034 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,588,034 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,588,034 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.985% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, IN

(1) See Items 2 and 4

CUSIP No. 89854M101	Page 5 of 9 Pages
Item 1(a).	Name of Issuer:

TScan Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

830 Winter Street, Waltham, MA 02451

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	K2 HealthVentures Equity Trust LLC (“K2HV Equity”);
ii.	Parag Shah (“Mr. Shah”); and
iii.	Anup Arora (“Mr. Arora”).

This Statement on Schedule 13G relates to shares of Common Stock (as defined herein) that K2HV Equity holds directly and shares of Common Stock that K2HV Equity has the right to acquire within 60 days upon conversion of up to $60,000,000 of convertible term loans that the Reporting Persons, through a lender affiliate, agreed to extend to the Issuer (the “Convertible Term Loans”), of which $30,000,000 is fully funded as of the date of this Schedule 13G (the “First Tranche”), an additional $10,000,000 will be funded upon the achievement of certain financial and clinical milestones (the “Second Tranche”), and an additional uncommitted $20,000,000 may be funded at the discretion of the Reporting Persons (the “Third Tranche”).  Pursuant to the terms of the loan and security agreement governing the Convertible Term Loans (the “Loan and Security Agreement”), the Reporting Persons may elect at any time following the September 9, 2022 closing date and prior to the repayment in full of the Convertible Term Loans to convert any portion of the principal amount of the Convertible Term Loans then outstanding into shares of Common Stock, at the then-applicable conversion price and subject to the Blockers (as defined herein).  The current conversion price of the fully-funded First Tranche is $4.785 per share (the conversion price for the Second Tranche and Third Tranche will be a price equal to 140% of the Lowest Trailing Three-Day VWAP (as defined in the Loan and Security Agreement) during the 30 day period immediately preceding funding of such Tranche).  Pursuant to the terms of the Loan and Security Agreement, the Reporting Persons may not convert any portion of the Convertible Term Loans into shares of Common Stock to the extent that, upon conversion, the beneficial ownership of the Reporting Persons (including any affiliates and Section 13(d) “group” members) would exceed 9.985% of the total number of shares of Common Stock outstanding (the “9.985% Cap”) or 19.99% of the total number of shares of Common Stock outstanding (the “19.99% Cap” and, together with the 9.985% Cap, the “Blockers”).  The Reporting Persons may waive the 9.985% Cap upon 61 days’ prior written notice to the Issuer, but may not waive the 19.99% Cap.

K2HV Equity is an investment vehicle for holding equity securities and may be deemed to directly beneficially own the shares of Common Stock that it holds directly and has the right to acquire within 60 days upon conversion of the Convertible Term Loans.  Mr. Shah and Mr. Arora serve as the managing members of K2HV Equity and, in such capacities, may be deemed to indirectly beneficially own the shares of Common Stock that K2HV Equity holds directly and has the right to acquire within 60 days upon conversion of the Convertible Term Loans.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is: 855 Boylston Street, 10th Floor, Boston, MA 02116.

Item 2(c).	Citizenship:

K2HV Equity is a Delaware limited liability company.  Each of Mr. Shah and Mr. Arora is a citizen of the United States of America.

Item 2(d).	Titles of Classes of Securities:

Voting Common Stock, $0.0001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number:

89854M101

CUSIP No. 89854M101	Page 6 of 9 Pages
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 4,588,034 shares of Common Stock.  This amount includes 2,186,854 shares of Common Stock held directly by K2HV Equity and 2,401,180 shares of Common Stock that K2HV Equity has the right to acquire within 60 days upon conversion of the Convertible Term Loans, subject to the Blockers.

Item 4(b).	Percent of Class:

As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of approximately 9.985% of the shares of Common Stock outstanding.

The percentages set forth herein are calculated based on the sum of: (i) 43,548,092 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2023, and (ii) 2,401,180 shares of Common Stock that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Convertible Term Loans, subject to the Blockers, which shares have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

Item 4(c).	Number of Shares as to which such person has:

K2HV Equity, Mr. Shah and Mr. Arora
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	4,588,034
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	4,588,034

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification. (if filing pursuant to Rule 13d-1(c))

By signing below each Reporting Person certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 89854M101	Page 7 of 9 Pages
SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

K2 HEALTHVENTURES EQUITY TRUST LLC

	By:	/s/ Anup Arora
	Name:	Anup Arora
	Title:	Managing Member

PARAG SHAH

	By:	/s/ Parag Shah

ANUP ARORA

	By:	/s/ Anup Arora

CUSIP No. 89854M101	Page 8 of 9 Pages
EXHIBIT INDEX

Exhibit	Page No.

A – Joint Filing Agreement	9

CUSIP No. 89854M101	Page 9 of 9 Pages
EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Voting Common Stock of TScan Therapeutics, Inc., dated as of February 14, 2024, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 14, 2024

K2 HEALTHVENTURES EQUITY TRUST LLC

	By:	/s/ Anup Arora
	Name:	Anup Arora
	Title:	Managing Member

PARAG SHAH

	By:	/s/ Parag Shah

ANUP ARORA

	By:	/s/ Anup Arora